December 28, 2023

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Finance

Washington, D. C.

Re:	The Bancorp, Inc.

Form 10-K for Fiscal Year Ended December 31, 2022

File No. 000-51018

Dear Sir and/or Madam,

Below please find our responses to your letter dated December 21, 2023.

Item 1A. Risk Factors

We derive a significant percentage of our deposits, total assets and …, page 38

1.	We note your disclosure that your top ten relationships accounted for $4.44 billion of deposits. Please enhance future filings, in this section or elsewhere as appropriate, to provide additional detail such as how such an amount is distributed within the top ten group for the periods presented (e.g., 15% for the top client, etc.), whether the clients in this group have changed from the prior period, and the extent of additional concentrations (e.g., geography, industry, or other relevant characteristics, as applicable).

Company Response:

The Company respectfully advises the Commission that, in future filings, it will provide additional detail to show how the total of the top ten relationships are divided between those top ten clients. We will also comment on other potential concentrations as applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 58

2.	We note your disclosure that the Federal Deposit Insurance Corporation issued a new regulation in December 2020 which resulted in the majority of your deposits being reclassified from brokered to non-brokered. In future filings, please quantify the amount of brokered deposits for each of the periods presented or state that they are immaterial. In addition, to the extent that you experience material changes in your deposit mix or customers / customer base, provide additional quantitative and qualitative information in future filings, here or in a deposit disclosure section, explaining such changes and the related impact on your funding costs and liquidity, if any.

Company Response:

The Company respectfully advises the Commission that, in future filings, it will quantify the amount of brokered deposits for each of the periods presented or state that they are immaterial. In addition, to the extent that the Company experiences material changes in its deposit mix for customers/customer base, it will provide additional quantitative and qualitative information in future filings, explaining such changes and the related impact on its funding cost and liquidity, as materiality dictates.

Deposits, page 79

3.	We note your disclosure that your average rate paid on demand and interest checking accounts reflects fees paid to affinity groups based upon a rate index. We also note your disclosure on page 4 that certain fees increase as market interest rates increase, while other fee rates may be fixed. Please enhance disclosure in future filings to provide additional information regarding fees paid to affinity groups. This should include, but not be limited to:
  details regarding how such fees are determined, including any specific differences in how fixed and variable rates are determined and paid;
  the proportion of deposits with fixed versus variable rates;
  whether you use the same rate index for each affinity group;
  the extent to which rates could change and have changed based on volumes, product mix, or client mix; and
  quantification of how much of period-over-period average changes related to different factors.

Company Response:

The Company respectfully advises the Commission that it will enhance disclosure in future filings to provide additional information regarding fees paid to affinity groups, including but not limited to:

  details regarding how such fees are determined, including any specific differences in how fixed and variable rates are determined and paid;
  the proportion of deposits with fixed versus variable rates;
  whether the Company uses the same rate index for each affinity group;
  the extent to which rates could materially change and have materially changed based on volumes, product mix, or client mix; and
  quantification of how much of period-over-period average changes related to different factors as materiality dictates.

4.	We note your disclosures regarding deposits. In future filings, please revise to address the items below.
  Define and explain your short-term deposits, including additional context regarding how and from whom they are sourced.
  Clearly identify which items in your deposit table on page 79 are interest-bearing and non-interest-bearing amounts, and disaggregate demand deposit amounts related to affinity group fees from those related to interest-bearing checking accounts.
  Quantify and discuss your demand deposit composition and how it has changed over the periods presented, such as significant categories within your mix of prepaid card account types (e.g., salary, medical spending, etc.), any changes in this mix over time, and any notable trends specific to individual categories within this mix. In addition, to the extent that it applies, link changes in your deposit base to any resulting material changes in funding costs.
  Enhance your discussion, here or in another appropriate location, of the composition of your affinity relationships, such as industry, geographic, size, or other relevant characteristics, as well as whether and how that composition has changed over the periods presented.

Company Response:

The Company respectfully advises the Commission that it will enhance disclosure in future filings to provide additional information regarding fees paid to affinity groups, including but not limited to:

  Define and explain its short-term deposits, including additional context regarding how and from whom they are sourced.
  Clearly identify which items in its deposit table are interest-bearing and non-interest-bearing amounts, and disaggregate demand deposit amounts related to affinity group fees from those related to interest-bearing checking accounts.
  Quantify and discuss its demand deposit composition and how it has changed over the periods presented, such as significant categories within our mix of prepaid card account types, material changes in this mix over time and material trends specific to individual categories in this mix. In addition, as materially applicable, changes in its deposit base will be linked to result in material changes in funding cost.
  Enhance our discussion of the composition of our affinity relationships as materiality dictates and how that composition has materially changed over the period presented as applicable.

Please contact me if you need additional information.

Sincerely,

/s/ Paul Frenkiel

Paul Frenkiel

Chief Financial Officer